August 27, 2008

VIA: EDGAR

Pamela A. Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Stree NE
Mail Stop 7010
Washington, DC 20549

CC: Jessica Kane

Re:     American Nano Silicon Technologies, Inc.
           Amendment No. 2 to Form 10
           Filed July 23, 2008
       File No. 000-52940

Dear Ms. Long:

We have received your comments and submit the following response:

Business, page 4

1.
Please revise your Business section to discuss your company’s principal products and their markets, as required by Item 101(h)(4)(i) of Regulation S-K. We note this issue was previously discussed in your Form 10/A filed on June 6, 2008.

Answer: We have revised the content of our business discussion related to market and product description to the following:

Our product

Our core product, Micro-Nano Silicon, is a ultra fine crystal structured chemicals that is used in the chemical industry for phosphorus additives, as a reinforcing agent for the rubber industry, and for paint and cover agents for coatings in the paper-making industry. Presently, we focus only on the chemical industry.
We believe Micro-Nano Silicon is an effective non-phosphorus auxiliary cleaning agent and can compete with the most commonly used phosphorus-free auxiliary agent in synthetic detergents, 4A zeolite.

We believe 4A zeolite is inferior to Micro-Nano Silicon at ion-exchange, and slow-acting at lower energy-saving wash temperatures. 4A zeolite is insoluble in water, liable to re-deposit dirt, and tends to dull the color of clothes after washing.   We believe Micro-Nano Silicon addresses all these deficiencies.

This is because we believe Micro-Nano Silicon can effectively combine calcium and magnesium ions in water, softening it in order to improve the washing effect and to prevent damage to clothes.  As a result, Micro-Nano Silicon actually reduces the amount of detergent required for washing a load of laundry.

We base our statements on the efficacy of our product due to the positive response we’ve received from domestic washing products companies such as Chengdu Lanfeng Group, White Cat Group, and Libai Group who have used our products.

Market and competitive business conditions:

The market for 4A zeolite is very fragmented and therefore we believe we can  rely on the loyalty of our existing customers along with our high quality customer service to build our reputation and product acceptance.

Some Chinese players  in the 4A zeolite market include:

•
Tex Chemical Co. Ltd.: established in 1989 and based in Shanghai  is a exporter and producer of detergent agents including 4A zeolite and sodium percarbonate.  We estimate their annual revenue to be approximately $10 million USD.

•	Xiamen Xindakang Inorganic Materials Co, Ltd.: established in 2005 and based in Fujian is a manufacturer of 4A zeolite. We estimate their annual revenue to be approximately $8 million USD.

•
Laiyu Chemical Co. Ltd: established in 1984 and based in Shandong is a trading company that buys and sells 4A zeolite on an agent basis. We estimate their revenue from 4A zeolite to be approximately $2 million USD.

•	Changsha Xianshanyuan Agriculture & Technology Co., Ltd: established in 2006 and based in Hunan is a manufacturer of 4A zeolite. We estimate their revenue to be approximately $5 million USD.

Based upon our surveys and research, we believe the detergent agent space of which in China 4A zeolite is the industry standard, is very segmented and regionalized. By the feedback we have received from our customers, we believe that the results of our product enable us to one day challenge 4A zeolite for the leadership in the industry.

We do not face direct competition for our products in marketplace. This is due to the fact that our product is not recognized as an industry standard. Currently, the industry standard is 4A zeolite, a phosphorus-free auxiliary agent. Although we do not face direct competition, we do face high barriers to entry toward the acceptance of our products. We rely on the loyalty of our existing customers along with our high quality customer service to build our reputation and product acceptance. By the feedback we have received from our customers, we believe that the results of our product enable us to one day become the industry standard.

Methods of product distribution:

We are currently producing and selling Micro- Nano Silicon. For the fiscal year ended September 30, 2007, we sold to a large number of regional businesses and enterprises engaged in the chemicals business. Since then, we have modified our sales method to include distributors who purchase our product for re-sale. This product is only available to a selected group of distributors and can not be directly purchased by the general public. Those distributors include Chengdu Blue Wind Company and Chongqing Trading Company, Ltd. While these two companies comprise over 55% of total sales for the nine month period ended June 30, 2008. In the future, if we are able to raise additional capital, we expect to add more sales force to market our products beyond our regional base of customers.

2.
In the third full paragraph under “Competitive business conditions” on page 4, we note your statement that “Micro-Nano Silicon is the most effective non-phosphorus auxiliary agent available in the market today.” Please provide supplemental support for this assertion and disclose by what measure it is the most effective non-phosphorus auxiliary agent. Alternatively, please disclose that this statement is the company’s opinion.

Answer – We will revise the statement to the following – “We believe Micro-Nano Silicon™ is the most effective non-phosphorus auxiliary agent available in the market today.”

Risk Factor, page 6

We need additional capital., page 6

3.
We note your revised disclosure in response to comment 15 in our letter dated June 27, 2008. In this risk factor, please disclose that your revenues and gross profits have decrease in the first two quarters of 2008 since you lack sufficient working capital to purchase the raw materials needed to produce Micro-Nano Silicon, thereby reducing the amount of Micro-Nano Silicon available for you to sell.

Answer: We will revise the risk factor to the following:

We need additional capital.

We require substantial additional financing to implement our business plan and to cover unanticipated expenses.  The timing and amount of any such capital requirements cannot be predicted at this time.  There can be no assurance that any such financing will be available on acceptable terms, or at all.  If financing is not available on satisfactory terms or at all, we may be unable to expand at the rate desired or we may be required to significantly curtail or cease our business activities.  If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced and such securities may have rights, preferences and privileges senior to those of the common stock.  If capital is raised through a debt financing, we would likely become subject to restrictive covenants relating to our operations and finances. Our revenues and gross profits have decreased in the first three quarters of 2008 since we lack sufficient working capital to purchase the raw materials needed to produce Micro-Nano Silicon, thereby reducing the amount of Micro-Nano Silicon available for we to sell.

Employment Agreements, page 13

4. We note that the salaries for Messrs. Pu, Zhou, and Zhang will be reviewed by the Board of Directors and may be adjusted upwards at the Board’s discretion. Please clarify whether Messrs. Pu, Zhou, and Zhang are the only current members of the Board of Directors and if they will be reviewing and approving increase in their own salaries. If additional members of the board of directors will be appointed or elected in the future, please so disclose. Additionally, please clarify who will determine the bonus compensation, if any.

Answer: Messrs. Pu, Zhou, and Zhang are the only current members of the Board of Directors. Two directors will review and approve any increases or bonuses awarded to the third director.  Since Messrs. Pu, Zhang and Zhou presently constitute our entire board of directors, conflicts of interest may arise in connection with the award of salary increases and bonuses.

5. Please clarify whether the terms for the employment agreements are one year, as specified in the second paragraph under “Employment Agreements” or until an event or termination occurs, as disclosed in the third paragraph.

Answer: Terms of employment agreement are for one year. We will revise the description accordingly.

6. Please file these employment agreements as exhibits to the Form 10.

Answer: We have included a form of the employment agreements to this correspondence and as an exhibit to the ammended Form 10.

Statement of Change in Stockholders’ Equity, page F-4

7. We note your response to comment 25 in our letter dated June 27, 2008; however, it is still unclear to us how you have presented your common stock shares prior to the Exchange Agreement. Please reconcile the changes in your outstanding shares to disclosure regarding the Stock Purchase and Share Exchange Agreement on page three. In this regards, please tell us why the outstanding common stock share balance at September 30, 2007 is 818,647 shares. Typically in a reverse acquisition the historical stockholders’ equity account of the accounting acquirer, prior to the merger date, is retroactively restated so that the ending outstanding share balance as of the merger date is equal to the number of share received in the merger. Then, the number of shares retained by the shell company is shown as issued at the merger date. Therefore, it is unclear to us why the outstanding share balance at September 30, 2007 is not 25, 181,450 shares. Please advise or revise as appropriate.

Answer: We have revised the financial statements accordingly. In short, following the 1:1302 reverse split, total shares outstanding was approximately 818,647. Accordingly to the stock purchase and share exchange agreement, 25,181,450 post-reverse split shares were to be issued. The agreement called for the transfer of 558,520 shares from the then controlling shareholders at closing, Gregg Davis and Steven Crane to shareholders of the Company. However, as a result of the inability, at closing, to procure the certificates owned by Gregg Davis and Steven Crane, we issued an additional 558,520 shares.   Therefore following the merger, the outstanding common stock share balance at September 30, 2007 is the sum of 558,520 and 25,181,450 which equals 25,740,000 due to rounding adjustments following the reverse split.
Please contact our counsel Frank Hariton with any comments or questions at 914-674-4373 or via fax at 212-402-1782

Sincerely,

/s/ Fachun Pu
Fachun Pu,
President

AMERICAN NANO-SILICON TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2007 AND 2006
(Expressed in US dollars)

	2007	2006

ASSETS
Current assets:
Cash and cash equivalents	$423,700	$60,205
Advances to suppliers	123,041	695,631
Inventory	690,030	132,397
Other receivables	172,692	5,548
Other receivables - related parties	272,585	56,467
Employee advances	27,911	6,374
Total Current Assets	1,709,959	956,622

Property, plant and equipment, net	5,848,444	5,353,120

Other assets:
Land use right	900,640	871,389
Total other assets	900,640	871,389

Total Assets	$8,459,043	$7,181,131

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Short term loan	$937,414	$498,983
Account payable	382,262	272,100
Construction security deposits	1,172,043	1,161,295
Accrued expenses and other payables	405,339	84,186
Total Current Liabilities	2,897,058	2,016,564

Due to related parties	200,223	10,121

Total Liabilities	3,097,281	2,026,685

Minority Interests	999,751	1,014,907

Commitments and Contingencies

Stockholders' Equity
Common stock, $0.0001 par value, 100,000,000 shares authorized; 25,740,000 shares
issued and outstanding at September 30, 2007 and 2006	2,574	2,574
Additional paid-in-capital	3,979,235	3,938,680
Accumulated other comprehensive income	474,341	201,643
Accumulated deficit	(94,139)	(3,359)
Total Stockholders' Equity	4,362,011	4,139,538

Total Liabilities and Stockholders' Equity	$8,459,043	$7,181,131

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN NANO-SILICON TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in US dollars)

		From the inception
	For the year	(August 26, 2006)
	ended	to
	September 30, 2007	September 30, 2006

Revenues	$2,070,550	$-

Cost of Goods Sold	1,642,021	-

Gross Profit	428,529	-

Operating Expenses
Selling, general and administrative	443,154	1,389

(Loss) before other Income and (Expenses)	(14,625)	(1,389)

Other Income and (Expense)
Interest income	-	20
Interest expense	(90,429)	(2,321)
Other income (expense)	(883)	-
Total other income and (expense)	(91,312)	(2,300)

(Loss) Before Minority Interests and Income Taxes	(105,937)	(3,689)

Minority Interests	15,156	330

(Loss) Before Income Taxes	(90,780)	(3,359)

Provision for Income Taxes	-	-

Net (Loss)	$(90,780)	$(3,359)

Basic and diluted (loss) per common share	$(0.15)	$(0.00)

Weighted average number of common shares	588,274	124,525

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN NANO-SILICON TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in US dollars)

	Common Stock			Accumulated Other
	par value $.0001		Additional	Comprehensive	Accumulated	Comprehensive
	Shares	Amount	Paid in Capital	Income	Deficit	Income	Total

Balance August 26, 2006 (Inception)	25,740,000	2,574	3,861,916	177,543	-		4,042,033

Additional capital contributed		-	76,764	-	-		76,764

Comprehensive income
Net loss for the year					(3,359)	(3,359)	(3,359)
Other comprehensive income, net of tax
Foreign currency translation adjustments				24,100		24,100	24,100
Comprehensive income						20,741

Balance September 30, 2006	25,740,000	$2,574	$3,938,680	$201,643	$(3,359)		$4,139,538

Additional capital contributed			40,555	-	-		40,555

Comprehensive income
Net loss for the year					(90,780)	(90,780)	(90,780)
Other comprehensive income, net of tax
Foreign currency translation adjustments				272,698		272,698	272,698
Comprehensive income						181,918

Balance September 30, 2007	25,740,000	$2,574	$3,979,235	$474,341	$(94,139)		$4,362,011

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN NANO-SILICON TECHNOLOGIES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in US dollars)

		From the inception
	For the year	(August 26, 2006)
	ended	to
	September 30, 2007	September 30, 2006

Cash Flows From Operating Activities:
Net loss	$(90,780)	$(3,359)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	100,344	1,389
Minority interest	(15,156)	(330)

Changes in operating assets and liabilities:
(Increase) decrease in -
Accounts receivable and other receivable	(167,145)	-
Inventory	(557,633)	-
Employee advances	(21,537)	-
Advances to suppliers	572,591	-
Related party receivables	(216,118)
Increase (decrease) in -
Accounts payable	110,162
Construction security deposits	10,747	9,025
Accrued expenses and other payables	321,153	1,231

Cash provided by operating activities	46,626	7,956

Cash Flows From Investing Activities:
Additions to property and equipment	(363,914)	-
Additions to construction in process	(59,757)	(105,760)

Cash (used in) investing activities	(423,672)	(105,760)

Cash Flows From Financing Activities
Proceeds from related party loans	190,103	-
Proceeds from notes payable	438,431	-
Proceeds from additional capital contribution	-	76,764
Reduction in subscription receivable	-	28,996

Cash provided by financing activities	628,535	105,760

Effect of exchange rate changes on cash and cash equivalents	112,006	3,624

Increase in cash and cash equivalents	363,495	11,580

Cash and Cash Equivalents - Beginning of year	60,205	48,625

Cash and Cash Equivalents - End of year	$423,700	$60,205

SUPPLEMENTAL CASH FLOW INFORMATION:
During the year, cash was paid for the following:
Interest expense	$-	$1,231
Income taxes	$-	$-

Non-cash investing and financing activities:
Additional capital contributed in the form of property	$40,555	$-

The accompanying notes are an integral part of these consolidated financial statements.

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) made effective as of _________ (the “Effective Date”), by and between American Nano Silicon Technologies, Inc. ., a California corporation (referred to as the “Corporation”), and ______________, an individual (referred to as “Employee”).

WITNESSETH

WHEREAS, the Corporation is engaged in the business of providing household chemical products and other related services (the “Business”); and

WHEREAS, the Corporation desires to employ Employee as an employee and as its __________; and.

WHEREAS, Employee is willing to accept such employment by Corporation, on the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, for and in consideration of the premises and mutual agreements herein set forth, and other good and valuable consideration, the receipt of which is hereby acknowledged, Employee and Corporation covenant and agree as follows:

1.   DEFINITIONS

For the purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1:

“Agreement” this Employment Agreement, as amended from time to time.

“Base Salary” as defined in Section 3.1.

“Board of Directors” the board of directors of the Corporation.

 “Confidential Information” any and all

(a) trade secrets concerning the business and affairs of the Corporation and its subsidiaries and affiliates (collectively, the “Affiliates”), business models, data, know - how, formulae, compositions, processes, designs, sketches, photographs, graphs, drawings, samples, inventions and ideas;

(b) certain corporate books and records;

(c) information regarding marketing and selling plans, business models, business plans, budgets and unpublished financial information, prices and costs, and clients, that reasonably relate to Corporation’s and/or the Affiliates current or proposed services, products and business plans;

(d) information regarding the skills and compensation of other employees or consultants of Corporation and/or the Affiliates; and

(e) client and prospective client information.

 “Effective Date” the date stated in the first paragraph of the Agreement.

“Person” any individual, corporation (including any nonprofit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, or governmental body.

“Term” the term of the Employee's employment under this Agreement.

2.      EMPLOYMENT TERMS AND DUTIES

2.1   Employment. The Corporation hereby employs the Employee, and the Employee hereby accepts employment by the Corporation, upon the terms and conditions set forth in this Agreement.

2.2   Term. The Employment Period will commence on the Effective Date and will continue until termination as specified in Section 6 (the “Term”).

2.3   Duties. The Employee will serve as President of the Corporation and the Corporation will cause Employee to be elected as a director on the Board of Directors of the Corporation. Employee shall have such duties, authority, and responsibilities provided for in the Corporation agreement of the Corporation and as customarily recognized for such offices and titles under Delaware law. The Employee will devote his time, attention, skill, and energy to promote the success of the Corporation's business, and will cooperate fully with the Board of Directors in the advancement of the best interests of the Corporation. Nothing in this Section 2.3, however, will prevent the Employee from engaging in additional activities in connection with personal investments and community affairs that are not inconsistent with the Employee's duties under this Agreement. The foregoing shall not be construed as preventing Employee from making investments in other businesses or enterprises provided such investments do not require the provisions of substantial services by Employee to the operations or the affairs of such businesses or enterprises such that the provisions thereof would interfere in any material respect with the performance of Employee's duties hereunder. The Employee will not be assigned additional duties, authority or offices without the Employee’s consent.

3.    COMPENSATION

EMPLOYMENT AGREEMENT

(CONTINUED)
3.1   Basic Compensation

(a) Base Salary. The Employee will be paid an annual salary of $________, from the Effective Date through the first calendar year from the Effective Date. The Employee will be paid an annual salary of $______, from the end of the first calendar year from the Effective Date through the end of the second calendar year from the Effective Date. The Employee will be paid an annual salary of $________, from the end of the second year from the Effective Date through the end of the third year after the Effective Date. The Base Salary will be subject to upward adjustment as provided below which will be payable, subject to such withholdings as are required by law, in equal periodic installments according to the Corporation's customary payroll practices, but not less frequently than monthly. The Base Salary will be reviewed by the Board of Directors not less frequently than annually, and may be adjusted upward at any time in the sole discretion of the Board of Directors.

4.   EXPENSES

4.1 Business Expenses. The Employee is encouraged and is expected, from time to time, to incur reasonable expenses for promoting the business of the Corporation, including expenses for meals, entertainment, travel, business related charges to Employee’s cellular phone account, if any, and similar items. The Corporation agrees that during the Term of Employment it will reimburse the Employee for such out-of-pocket expenses reasonably incurred by Employee in connection with the performance of Employee’s services hereunder and the promotion of the business and goodwill of the Corporation. In addition, Corporation shall provide Employee with parking within or adjacent to the Employee’s office location.

5.   VACATIONS AND HOLIDAYS

During the Employment Period, the Employee will be entitled to vacations with pay, of not less than 30 days per year, and additional time, in accordance with the established practices of the Corporation now or hereafter in effect for executive personnel. Employee is vested in 30 days vacation with pay upon execution of this Agreement. Any unused vacation time in any given calendar year shall be carried forward to succeeding calendar years.

6.   TERMINATION PRIOR TO EXPIRATION OF EMPLOYMENT PERIOD

6.1   Events of Termination

The Employment Period will terminate (except as otherwise provided in this Section 6):

(a)   for disability (as defined in Section 6.2), upon not less than sixty days' prior notice from the Corporation to the Employee, or at such later time as such notice may specify; or

(b)  for Cause (as defined in Section 6.3) immediately upon notice from the Corporation to the Employee, or at such later time as such notice may specify; or

(c)  for Good Reason (as defined in Section 6.4) upon not less than thirty days' prior notice from the Employee to the Corporation or at such later time as such notice may specify; or

(d)  upon the death of the Employee; or

(e)  upon thirty (30) days written notice from Employee; or

(f)  upon thirty (30) days written notice from Employer.

6.2   Definition of Disability. For purposes of Section 6.1, the Employee will be deemed to have a “disability” if, for physical or mental reasons, the Employee is unable to perform the essential functions of the Employee's duties under this Agreement for ninety (90) consecutive days, or ninety (90) days during any twelve (12) month period, as determined in accordance with this Section 6.2. If the Employee is covered under a disability insurance policy, then whether the Employee has a “disability” shall be determined in accordance with the terms of such policy. Otherwise, the disability of the Employee will be determined by a medical doctor selected by written agreement of the Corporation and the Employee upon the request of either party by notice to the other. If the Corporation and the Employee cannot agree on the selection of a medical doctor, each of them will select a medical doctor and the two medical doctors will select a third medical doctor who will determine whether the Employee has a disability. The determination of the medical doctor selected under this Section 6.2 will be binding on both parties. The Employee must submit to a reasonable number of examinations by the medical doctor making the determination of disability under this Section 6.2, and the Employee hereby authorizes the disclosure and release to the Corporation of such determination and all supporting medical records. If the Employee is not legally competent, the Employee's legal guardian or duly authorized attorney - in - fact will act in the Employee's stead, under this Section 6.2, for the purposes of submitting the Employee to the examinations, and providing the authorization of disclosure, required under this Section 6.2.

6.3   Definition of “Cause.” “Cause?? means:

(a)  the Employee's willful breach of this Agreement;

(b)  the appropriation of a material business opportunity of the Corporation, including attempting to secure or securing any personal profit in connection with any transaction entered into on behalf of the Corporation without the consent of the Corporation;

(c)  the misappropriation of any of the Corporation's funds or property;

(d)  the conviction of, the indictment for (or its procedural equivalent), or the entering of a guilty plea or plea of no contest with respect to, a felony or a misdemeanor involving fraud, embezzlement or theft.

The Corporation shall not be entitled to give notice of termination of employment for Cause pursuant to subsection (a) through (c) above until the Corporation gives Employee at least fifteen (15) days written notice of any such cause, stating with particularity the facts and circumstances forming the basis of such cause and Employee is given an opportunity to cure such claims within such fifteen (15) day period.

EMPLOYMENT AGREEMENT

(CONTINUED)
6.4   Definition of “Good Reason.” The phrase “Good Reason” means any of the following:

(a)  the Corporation's material breach of this Agreement;

(b)  the assignment of the Employee without his consent to a position, responsibilities, or duties of a materially lesser status or degree of responsibility than his position, responsibilities, or duties at the Effective Date;

(c) the requirement by the Corporation that the Employee be based anywhere other than the Corporation's principal executive offices, in either case without the Employee's consent;

(d)  a material decrease in Employee’s Base Salary in violation of Section 3.1

(e)  a material change in the Corporation’s operating policy, as compared to Corporation’s operations immediately prior to such change that materially and adversely curtails or interferes with the Employee’s ability to perform the services required of Employee’s position;

(g)  a Change of Control (as defined below); or

(h)  the occurrence of circumstances establishing constructive discharge under the common law of the State of Texas.

6.5   Effect of Termination Upon Disability. In the event of termination of employment by reason of disability:

(a)  The Corporation will pay Employee his Base Salary in accordance with the Corporation’s payroll schedule until the end of the month in which the first anniversary of Employee’s termination for disability is effective; and

(b)  The Corporation will pay Employee the cash value of any accrued unused vacation time from previous calendar years; and

(c)  The Corporation will pay Employee all earned or accrued and unpaid Benefits through the end of the month in which Employee’s termination for disability occurs; and

(d)  The Corporation will reimburse Employee for all unreimbursed expenses, in accordance with Sections 4.1 and 4.2.

6.6   Effect of Termination for Cause. In the event the Corporation terminates Employee’s employment for cause:

(a)  The Corporation will pay Employee his Base Salary through the end of the month in which termination is effective; and

(b)  The Corporation will pay Employee the cash value of any accrued unused vacation time from previous calendar years; and

(c)  The Corporation will pay Employee all earned or accrued and unpaid Benefits; and

(d)  The Corporation’s obligation to make any other payments shall immediately terminate.

6.7  Termination by the Employee for Good Reason. If the Employee terminates this Agreement for good reason:

(a)  The Corporation will pay the Employee's Base Salary for eighteen (18) months from the end of the month in which the termination is effective; and

(b)  The Corporation will pay Employee the cash value of any accrued unused vacation time from previous calendar years.

7.   CHANGE IN CONTROL

For purposes of this Agreement, a "Change of Control" shall be deemed to have taken place if: (i) a third person, entity or group of persons, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, becomes the beneficial owner of fifty percent or more of either the outstanding shares of common stock or the combined voting power of Corporation’s then outstanding voting securities entitled to vote generally upon any corporate action proposed to shareholders for approval or adoption; or (ii) as a result of, or in connection with, any cash tender or securities exchange offer, merger, or other business combination, sale of assets or contested election, or any combination of the foregoing transactions (a "Transaction"), the persons who were directors of the Corporation before the Transaction shall cease to constitute a majority of the Board of the Corporation or any successor corporation.

8.   NON - DISCLOSURE COVENANT

8.1  Acknowledgments by the Employee. The Employee acknowledges that:

(a)  during the Employment Period and as a part of his employment, the Employee will be afforded access to Confidential Information;

(b)  public disclosure of such Confidential Information could have an adverse effect on the Corporation and its business; and

(c)  the provisions of this Section 8 are reasonable and necessary to prevent the improper use or disclosure of Confidential Information.

EMPLOYMENT AGREEMENT

(CONTINUED)

8.2   Agreements of the Employee. In consideration of the compensation and benefits to be paid or provided by the Corporation under this Agreement, the Employee covenants as follows:

(a)  Confidentiality. During the Employment Period and for a period of one (1) year after the date of termination of the Term of Employment, regardless of the reason for termination and regardless of whether termination be by Corporation or Employee, the Employee will hold in confidence the Confidential Information and will not disclose it to any person except with the specific prior written consent of the Corporation or except as otherwise expressly permitted by the terms of this Agreement.

(b)  Non-Competition Covenant. So long as Employee is employed by Corporation and for a period of one (1) year after the date of termination of the Term of Employment, unless such termination is by Employee for Good Reason as provided in Section 6.7 or by the Corporation without Cause as provided in Section 6.10, in which event the provisions of this Section 8.2(b) shall not apply, the Employee specifically agrees that he will not in North America, for himself, on behalf of, or in conjunction with any person, firm or corporation other than the Corporation (either as principal, employee, shareholder, member, director, manager, partner, advisor, consultant, owner or part - owner of any corporation, Corporation or any type of business entity) do any of the following:

(i)  engage or participate in the Business of the Corporation;

(ii)  enter the employ of or render any services to any person actively engaged in or directly competitive with the Business;

(iii)  directly or indirectly participate in the ownership, management, operation, financing or control of, or be employed by or consult for or otherwise render services to, any person, corporation, firm or other entity that actively and directly competes with Corporation in the Business; or

(iv)  directly solicit for employment any employee of the Corporation or any person who was employed by the Corporation within six (6) months prior to such solicitation.

9. GENERAL PROVISIONS

9.1  Injunctive Relief and Additional Remedy.

(a)  The Employee acknowledges that the injury that would be suffered by the Corporation as a result of a breach of the provisions of Section 8 of this Agreement would be irreparable and that an award of monetary damages to the Corporation for such a breach would be an inadequate remedy. Consequently, the Corporation will have the right, in addition to any other rights and remedies, including the recovery of money damages, it may have, to obtain injunctive relief to restrain any breach or threatened breach or otherwise to specifically enforce any provision of this Agreement, and the Corporation will not be obligated to post bond or other security in seeking such relief. Without limiting the Corporation's rights under this Section 9, or any other remedies of the Corporation, if the Employee breaches any of the provisions of Section 8, the Corporation will have the right to cease making any payments otherwise due to the Employee under this Agreement.

(b)  The Employee's covenants in Section 8 are independent covenants and the existence of any claim by the Employee against the Corporation under this Agreement or otherwise, or against the Buyer, will not excuse the Employee's breach of any covenant in Section 8.

(c)  If the Employee's employment hereunder expires or is terminated, this Agreement will continue in full force and effect as is necessary or appropriate to enforce the covenants and agreements of the Employee in Section 8; provided that the Corporation has fulfilled all obligations to Employee hereunder upon such termination.

9.2  Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by either party in exercising any right, power, or privilege under this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law:

(a)  no claim or right arising out of this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party;

(b)  no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and

(c)  no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

9.3  Binding Effect; Delegation of Duties Prohibited. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors, assigns, heirs, and legal representatives, including any entity with which the Corporation may merge or consolidate or to which all or substantially all of its assets may be transferred. The duties and covenants of the Employee under this Agreement, being personal, may not be delegated.

9.4  Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when:

(a) delivered by hand (with written confirmation of receipt),

(b) sent by facsimile (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or

(c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):

If to Corporation:	American Nano Silicon Technologies

If to Employee:

10.5   Entire Agreement; Amendments. This Agreement and the Option Agreement contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, between the parties hereto with respect to the subject matter hereof. This Agreement may not be amended orally, but only by an agreement in writing signed by the parties hereto.

10.6   Governing Law. This Agreement will be governed by the laws of the State of Texas without regard to conflicts of laws principles.

10.7   Section Headings; Construction. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Section” or “Sections” refer to the corresponding Section or Sections of this Agreement unless otherwise specified. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word “including” does not limit the preceding words or terms.

10.8   Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

10.9   Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date above first written above.

EMPLOYEE:
/s/

CORPORATION:

AMERICAN NANO SILICON TECHNOLOGIES, INC.

By: /s/Pu Fachun
Name: Pu Fachun Title: Chairman